                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 4)(1)

                      RAWLINGS SPORTING GOODS COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    754459105
                          ----------------------------
                                 (CUSIP Number)

                             ROBERT S. PRATHER, JR.
                                    PRESIDENT
                              BULL RUN CORPORATION
                               4370 PEACHTREE ROAD
                             ATLANTA, GEORGIA 30319
                                 (404) 266-8333
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 with a copy to:
                                STEPHEN A. OPLER
                                ALSTON & BIRD LLP
                        1201 WEST PEACHTREE STREET, N.W.
                           ATLANTA, GEORGIA 30309-3424
                                 (404) 881-7693

                                  JUNE 30, 1999
    -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------                                -----------------------
CUSIP NO. 754459105                                       PAGE 2 OF 5 PAGES
------------------------                                -----------------------
   1  NAME OF REPORTING PERSON
         BULL RUN CORPORATION

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      91-1117599
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                        (B) [ ]

--------------------------------------------------------------------------------
   3  SEC USE ONLY


--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
               BK

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                                         [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia

--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
     NUMBER                 836,500
       OF        ---------------------------------------------------------------
     SHARES      8   SHARED VOTING POWER
  BENEFICIALLY                   0
    OWNED BY     ---------------------------------------------------------------
      EACH       9   SOLE DISPOSITIVE POWER
   REPORTING                836,500
     PERSON      ---------------------------------------------------------------
      WITH       10  SHARED DISPOSITIVE POWER
                                 0

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             836,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [X]  (SEE ITEM 5)

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.7%

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              CO

--------------------------------------------------------------------------------

         This Amendment No. 4 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (collectively, the "Schedule 13D") filed by Bull Run Corporation ("Bull Run") relating to the common stock (the "Common Stock") of Rawlings Sporting Goods Company, Inc. (the "Company"). The address of the Company is 1859 Intertech Drive, Fenton, MO 63026. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

         As reported in Amendment No. 3 to the Schedule 13D, in connection with amending the Rights Agreement dated July 1, 1994 between the Company and ChaseMellon Shareholder Services, L.L.C., as amended (the "Rights Plan"), to prevent the Rights Plan from being triggered, Bull Run and the Company entered into Amendment Number One to Standstill Agreement dated as of April 23, 1999 ("Amendment Number One"). Among other things, Amendment Number One provided that Bull Run would sell in the open market on or before July 1, 1999 30,000 shares of Common Stock. On June 30, 1999, Bull Run and the Company agreed to extend the July 1, 1999 deadline for such sale to July 31, 1999.

         In its press release of May 28, 1999, the Company announced that it would be exploring strategic financial alternatives as part of its three year plan process and had engaged BancBoston Robertson Stephens as its exclusive investment banker and financial advisor to provide assistance and advice in such matters. As reported in Amendment No. 3 to the Schedule 13D, Amendment Number One affords Bull Run the right to participate on the same basis as any other person in any Board of Directors initiated process to explore strategic alternatives that could reasonably be expected to lead to a change in control of the Company or if the Board should determine to enter into any agreement with any other person regarding a change in control of the Company. Bull Run's current intention is to participate in any Board initiated process to the extent allowed by Amendment Number One.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 1999


                                           BULL RUN CORPORATION


                                           /s/ Robert S. Prather, Jr.
                                           ------------------------------
                                           Name:  Robert S. Prather, Jr.
                                           Title:  President